Exhibit 99.1

Silicon Motion Announces Results for the Period Ended September 30, 2024

NEWS RELEASE

Business Highlights

•	Third quarter of 2024 sales increased 1% Q/Q and increased 23% Y/Y

•	SSD controller sales: 3Q of 2024 were flat Q/Q and increased 20% to 25% Y/Y

•	eMMC+UFS controller sales: 3Q of 2024 increased 0% to 5% Q/Q and increased 40% to 45% Y/Y

•	SSD solutions sales: 3Q of 2024 increased 5% to 10% Q/Q and increased 5% to 10% Y/Y

Financial Highlights

	3Q 2024 GAAP	3Q 2024 Non-GAAP
• Net sales	$212.4 million (+1% Q/Q, +23% Y/Y)	$212.4 million (+1% Q/Q, +23% Y/Y)
• Gross margin	46.7%	46.8%
• Operating margin	11.5%	16.1%
• Earnings per diluted ADS	$0.62	$0.92

TAIPEI, Taiwan and MILPITAS, Calif., October 31, 2024 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion,” the “Company” or “we”) today announced its financial results for the quarter ended September 30, 2024. For the third quarter of 2024, net sales (GAAP) increased sequentially to $212.4 million from $210.7 million in the second quarter of 2024. Net income (GAAP) decreased to $20.8 million, or $0.62 per diluted American Depositary Share of the Company (“ADS”) (GAAP), from net income (GAAP) of $30.8 million, or $0.91 per diluted ADS (GAAP), in the second quarter of 2024.

For the third quarter of 2024, net income (non-GAAP) decreased to $31.0 million, or $0.92 per diluted ADS (non-GAAP), from net income (non-GAAP) of $32.5 million, or $0.96 per diluted ADS (non-GAAP), in the second quarter of 2024.

All financial numbers are in U.S. dollars unless otherwise noted.

Third Quarter of 2024 Review

“We continued to execute well in the third quarter of 2024, delivering revenue above the mid-point of our guided range and further expanding our gross margins,” said Wallace Kou, President and CEO of Silicon Motion. “Our eMMC and UFS controller revenue grew modestly, and our SSD controller revenue remained strong given continued growth in the OEM channel. We continue to outperform the market through new wins we secured this quarter with both NAND makers and module makers that we expect will ramp-up in 2025. We expect this trend to continue as we expand our product portfolio and deliver world-class controllers to the market.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	3Q 2024	2Q 2024	3Q 2023	3Q 2024	2Q 2024	3Q 2023
Revenue	$212.4	$210.7	$172.3	$212.4	$210.7	$172.3
Gross profit	$99.3	$96.8	$73.1	$99.3	$96.8	$73.3
Percent of revenue	46.7%	45.9%	42.4%	46.8%	46.0%	42.5%
Operating expenses	$74.8	$66.0	$58.1	$65.1	$62.1	$49.5
Operating income	$24.5	$30.7	$15.0	$34.2	$34.7	$23.8
Percent of revenue	11.5%	14.6%	8.7%	16.1%	16.5%	13.8%
Earnings per diluted ADS	$0.62	$0.91	$0.32	$0.92	$0.96	$0.63

Other Financial Information

(in millions)	3Q 2024	2Q 2024	3Q 2023
Cash, cash equivalents, restricted cash and short-term investments—end of period	$368.6	$343.6	$350.3
Routine capital expenditures	$7.4	$6.3	$6.3
Dividend payments	$16.8	$16.8	—

During the third quarter of 2024, we had $12.4 million of capital expenditures, including $7.4 million for the routine purchase of testing equipment, software, design tools and other items, and $5.0 million for building construction in Hsinchu.

Business Outlook

“Looking ahead, we expect to experience gains from greater outsourcing by our NAND flash maker partners, which should continue to deliver revenue and profitability growth for the company,” said Wallace Kou, President and CEO of Silicon Motion. “In the current quarter, we are introducing two key new controllers, including our first AI/enterprise server MonTitan controller and our first PCIe Gen 5.0 client SSD controller, placing Silicon Motion in an exceptionally strong position entering calendar 2025. While the seasonal holiday demand is expected to be more muted than in past years, we are confident that our highly differentiated controller solutions for PCs, smartphones and now enterprise-class storage controllers will further strengthen our market leadership position and will build on our foundation for strong, sustainable long-term growth.”

For the fourth quarter of 2024, management expects:

($ in millions)	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$191 to $202 —10% to -5% Q/Q -6% to 0% Y/Y	—	$191 to $202 -10% to -5% Q/Q -6% to 0% Y/Y
Gross margin	46.3% to 47.4%	Approximately $0.3*	46.5 % to 47.5%
Operating margin	8.0% to 9.9%	Approximately $13.4 to $14.4**	15.6% to 16.6%

*	Projected gross margin (non-GAAP) excludes $0.3 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $13.4 million to $14.4 million of stock-based compensation and dispute related expenses.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on October 31, 2024.

Conference Call Details

Participants must register in advance to join the conference call using the link provided below. Conference access information (including dial-in information and a unique access PIN) will be provided in the email received upon registration.

Participant Online Registration:

https://register.vevent.com/register/BI3e5d77077ee94ca9b9fd61325f52a0e9

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), gross margin (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), operating margin (non-GAAP), non-operating income (expense) (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP and may be different from similarly-titled non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Restructuring charges relate to the restructuring of our underperforming product lines, principally the write-down of NAND flash, embedded DRAM and SSD inventory valuation and severance payments.

M&A transaction expenses consist of legal, financial advisory and other fees related to the transaction.

Dispute related expenses consist of legal, consultant, other fees and resolution related to the dispute.

Foreign exchange loss (gain) consists of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Unrealized holding loss (gain) on investments relates to the net change in fair value of long-term investments.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Nine Months Ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2023	2024	2024	2023	2024
	($)	($)	($)	($)	($)
Net Sales	172,333	210,670	212,412	436,763	612,392
Cost of sales	99,193	113,893	113,142	254,897	331,227

Gross profit	73,140	96,777	99,270	181,866	281,165
Operating expenses
Research & development	41,740	50,788	58,486	117,926	163,666
Sales & marketing	6,862	6,777	7,009	20,715	20,090
General & administrative	8,939	7,215	9,315	20,323	23,003
Loss from settlement of litigation	591	1,250	—	591	1,250

Operating income	15,008	30,747	24,460	22,311	73,156
Non-operating income (expense)
Interest income, net	3,480	4,175	3,518	8,026	10,760
Foreign exchange gain (loss), net	569	245	(488)	2,030	345
Unrealized holding gain(loss) on investments	(2,828)	1,855	(602)	8,053	(355)

Subtotal	1,221	6,275	2,428	18,109	10,750

Income before income tax	16,229	37,022	26,888	40,420	83,906
Income tax expense	5,642	6,201	6,045	8,639	16,226

Net income	10,587	30,821	20,843	31,781	67,680

Earnings per basic ADS	0.32	0.92	0.62	0.95	2.01
Earnings per diluted ADS	0.32	0.91	0.62	0.95	2.01
Margin Analysis:
Gross margin	42.4%	45.9%	46.7%	41.6%	45.9%
Operating margin	8.7%	14.6%	11.5%	5.1%	11.9%
Net margin	6.1%	14.6%	9.8%	7.3%	11.1%
Additional Data:
Weighted avg. ADS equivalents	33,413	33,684	33,687	33,332	33,627
Diluted ADS equivalents	33,471	33,697	33,700	33,431	33,691

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Nine Months Ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2023	2024	2024	2023	2024
	($)	($)	($)	($)	($)
Gross profit (GAAP)	73,140	96,777	99,270	181,866	281,165
Gross margin (GAAP)	42.4%	45.9%	46.7%	41.6%	45.9%
Stock-based compensation (A)	94	14	63	300	149
Restructuring charges	88	46	—	3,347	46
Gross profit (non-GAAP)	73,322	96,837	99,333	185,513	281,360
Gross margin (non-GAAP)	42.5%	46.0%	46.8%	42.5%	45.9%
Operating expenses (GAAP)	58,132	66,030	74,810	159,555	208,009
Stock-based compensation (A)	(3,751)	(371)	(3,595)	(11,460)	(7,059)
M&A transaction expenses	(708)	—	—	(2,893)	—
Dispute related expenses	(3,495)	(3,527)	(6,076)	(3,495)	(11,135)
Restructuring charges	(661)	—	—	(4,581)	—
Operating expenses (non-GAAP)	49,517	62,132	65,139	137,126	189,815
Operating profit (GAAP)	15,008	30,747	24,460	22,311	73,156
Operating margin (GAAP)	8.7%	14.6%	11.5%	5.1%	11.9%
Total adjustments to operating profit	8,797	3,958	9,734	26,076	18,389
Operating profit (non-GAAP)	23,805	34,705	34,194	48,387	91,545
Operating margin (non-GAAP)	13.8%	16.5%	16.1%	11.1%	14.9%
Non-operating income (expense) (GAAP)	1,221	6,275	2,428	18,109	10,750
Foreign exchange loss (gain), net	(569)	(245)	488	(2,030)	(345)
Unrealized holding loss (gain) on investments	2,828	(1,855)	602	(8,053)	355
Non-operating income (expense) (non-GAAP)	3,480	4,175	3,518	8,026	10,760
Net income (GAAP)	10,587	30,821	20,843	31,781	67,680
Total pre-tax impact of non-GAAP adjustments	11,056	1,858	10,824	15,993	18,399
Income tax impact of non-GAAP adjustments	(584)	(218)	(649)	(2,968)	(1,014)
Net income (non-GAAP)	21,059	32,461	31,018	44,806	85,065
Earnings per diluted ADS (GAAP)	$0.32	$0.91	$0.62	$0.95	$2.01
Earnings per diluted ADS (non-GAAP)	$0.63	$0.96	$0.92	$1.33	$2.52
Shares used in computing earnings per diluted ADS (GAAP)	33,471	33,697	33,700	33,431	33,691
Non-GAAP adjustments	128	18	109	136	52
Shares used in computing earnings per diluted ADS (non-GAAP)	33,599	33,715	33,809	33,567	33,743
(A) Excludes stock-based compensation as follows:
Cost of sales	94	14	63	300	149
Research & development	2,422	94	2,377	7,605	4,614
Sales & marketing	521	173	455	1,496	975
General & administrative	808	104	763	2,359	1,470

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Sep. 30,	Jun. 30,	Sep. 30,
	2023	2024	2024
	($)	($)	($)
Cash and cash equivalents	295,385	289,175	313,924
Accounts receivable (net)	193,389	191,692	202,726
Inventories	199,003	240,811	214,574
Refundable deposits – current	49,445	51,036	51,102
Prepaid expenses and other current assets	16,896	31,460	38,246

Total current assets	754,118	804,174	820,572
Long-term investments	17,023	17,301	16,878
Property and equipment (net)	162,107	179,550	181,983
Other assets	33,672	29,121	29,304

Total assets	966,920	1,030,146	1,048,737

Accounts payable	26,975	36,411	30,888
Income tax payable	26,279	14,103	14,444
Accrued expenses and other current liabilities	77,502	134,947	131,143

Total current liabilities	130,756	185,461	176,475
Other liabilities	62,112	60,182	62,673

Total liabilities	192,868	245,643	239,148
Shareholders’ equity	774,052	784,503	809,589

Total liabilities & shareholders’ equity	966,920	1,030,146	1,048,737

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For the Nine Months Ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2023	2024	2024	2023	2024
	($)	($)	($)	($)	($)
Net income	10,587	30,821	20,843	31,781	67,680
Depreciation & amortization	8,043	5,802	6,664	19,032	18,075
Stock-based compensation	3,845	385	3,658	11,760	7,208
Investment losses (gain) & disposals	3,135	(1,855)	602	(7,556)	355
Changes in operating assets and liabilities	39,302	(13,660)	22,280	52,910	(9,967)

Net cash provided by (used in) operating activities	64,912	21,493	54,047	107,927	83,351

Purchase of property & equipment	(17,052)	(10,427)	(12,436)	(40,687)	(33,612)

Net cash provided by (used in) investing activities	(17,052)	(10,427)	(12,436)	(40,687)	(33,612)

Dividend payments	—	(16,820)	(16,812)	(15)	(50,441)

Net cash used in financing activities	—	(16,820)	(16,812)	(15)	(50,441)

Net increase (decrease) in cash, cash equivalents & restricted cash	47,860	(5,754)	24,799	67,225	(702)
Effect of foreign exchange changes	(2,528)	86	186	(3,977)	308
Cash, cash equivalents & restricted cash—beginning of period	304,971	349,279	343,611	287,055	368,990

Cash, cash equivalents & restricted cash—end of period	350,303	343,611	368,596	350,303	368,596

Shareholder Litigation

On August 31, 2023, a Silicon Motion ADS holder (the “Plaintiff”) filed a putative class action complaint in the United States District Court for the Southern District of California, captioned Water Island Event-Driven Fund v. MaxLinear, Inc., No. 23-cv-01607 (S.D. Cal.), asserting claims against MaxLinear and two of its officers (the “MaxLinear Defendants”) for alleged violations of (i) Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10b-5 promulgated thereunder and (ii) Section 20(a) of the Exchange Act, in connection with alleged false and misleading statements made by the MaxLinear Defendants between June 6, 2023 and July 26, 2023 concerning MaxLinear’s intent to consummate the merger agreement it had entered into with Silicon Motion. On August 28, 2024, the Court dismissed the complaint against the MaxLinear Defendants without prejudice for lack of standing. On September 18, 2024, the Plaintiff filed an amended complaint against the MaxLinear Defendants, and also added Silicon Motion and two of its officers (the “Silicon Motion Defendants”), asserting substantially similar claims under the Exchange Act. The complaint seeks compensatory damages, including interest, costs and expenses, and such other equitable or injunctive relief that the court deems appropriate. Motions to dismiss the amended complaint are expected to be fully briefed by February 2025. The Silicon Motion Defendants believe that the claims asserted against them are without merit and intend to defend themselves vigorously.

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customer’s businesses and any effect this has on economic activity in the markets in which we operate; the functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology; the effects on our business and our customer’s business taking into account the ongoing U.S.-China tariffs and trade disputes; the uncertainties associated with any future global or regional pandemic; the continuing tensions between Taiwan and China including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2024. Other than as required under the securities laws, we do not intend, and do not undertake any obligation to, update or revise any forward-looking statements, which apply only as of the date of this press release.

Silicon Motion Investor Contacts:
Tom Sepenzis	Selina Hsieh
Senior Director of IR & Strategy	Investor Relations
tsepenzis@siliconmotion.com	ir@siliconmotion.com

Media Contact:
Dan Scorpio, H/Advisors Abernathy
Dan.scorpio@h-advisors.global